Filed by Quintiles Transnational Holdings Inc.

pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: IMS Health Holdings, Inc.

Commission File No.: 001-36381

The following earnings presentation slides were made available to Quintiles Transnational Holdings Inc. investors:

First Quarter 2016 Earnings Call May 3, 2016

This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements reflect, among other things, the Company’s current expectations and anticipated results of operations, all of which are subject to known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements, market trends or industry results to differ materially from those expressed or implied by such forward-looking statements. Therefore, any statements contained herein that are not statements of historical fact may be forward-looking statements and should be evaluated as such. Without limiting the foregoing, the words “anticipates,” “believes,” “estimates,” “expects,” “intends,” “may,” “plans,” “projects,” “should,” “guidance,” “targets,” “will” and the negative thereof and similar words and expressions are intended to identify forward-looking statements. Actual results may differ materially from the Company’s expectations due to a number of factors, including, but not limited to, that most of the Company’s contracts may be terminated on short notice, and that the Company may be unable to maintain large customer contracts or to enter into new contracts; the Company may underprice its contracts, overrun its cost estimates, or fail to receive approval for or experience delays in documenting change orders; the historical indications of the relationship of backlog to revenues may not be indicative of their future relationship; the Company may be unable to maintain information systems or effectively update them; customer or therapeutic concentration could harm the Company’s business; the Company’s business is subject to risks associated with international operations, including economic, political and other risks such as compliance with a myriad of laws and regulations, complications from conducting clinical trials in multiple countries simultaneously and changes in exchange rates; the Company may be unable to successfully identify, acquire and integrate businesses, services and technologies; the Company’s effective income tax rate may fluctuate, which may adversely affect our operations, earnings, and earnings per share; certain of the Company’s corporate governance documents could make an acquisition of the Company more difficult; the Company has substantial indebtedness and may incur additional indebtedness in the future, which could adversely affect the Company’s financial condition; our investments in our customers’ businesses or drugs and our related commercial rights strategies  could have a negative impact on our financial performance; we face risks arising from the restructuring of our operations, and risks related to the completion and effects of the announced merger with IMS Health, including, without limitation, the ability to obtain shareholder and regulatory approvals, or the possibility that they may delay the transaction or that such regulatory approval may result in the imposition of conditions that could cause the parties to abandon the transaction, the risk that a condition to closing of the merger may not be satisfied; the ability of IMS Health and Quintiles to integrate their businesses successfully and to achieve anticipated cost savings and other synergies, the possibility that other anticipated benefits of the proposed transaction will not be realized, including without limitation, anticipated revenues, expenses, earnings and other financial results, and growth and expansion of the new combined company’s operations, and the anticipated tax treatment . For a further discussion of the risks relating to the Company’s business, see the “Risk Factors” in Quintiles’ annual report on Form 10-K for the fiscal year ended December 31, 2015, filed with the SEC, as such factors may be amended or updated from time to time in Quintiles’ subsequent periodic and other filings with the SEC, which are accessible on the SEC's website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in this release and in Quintiles’ filings with the SEC. The Company assumes no obligation to update any such forward-looking statement after the date of this release, whether as a result of new information, future developments or otherwise. This presentation includes financial measures not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”).  Management believes that these non-GAAP financial measures provide useful supplemental information to management and investors regarding the underlying performance of the Company’s business operations and are more indicative of core operating results as they exclude certain items whose fluctuations from period-to-period do not necessarily correspond to changes in the core operations of the Company’s business.  Investors and potential investors are encouraged to review the reconciliations of the non-GAAP financial measures to their most directly comparable GAAP measures attached to this presentation.   Forward Looking Statements and Use of Non-GAAP Financial Measures

Important Information About the Transaction and Where to Find It In connection with the proposed transaction, IMS Health and Quintiles will be filing documents with the Securities and Exchange Commission (“SEC”), including the filing by Quintiles of a registration statement on Form S-4, and Quintiles and IMS intend to mail a joint proxy statement regarding the proposed transaction to their respective shareholders that will also constitute a prospectus of Quintiles. After the registration statement is declared effective, IMS Health and Quintiles plan to mail to their respective shareholders the definitive joint proxy statement/prospectus and may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which IMS Health or Quintiles may file with the SEC. Investors and security holders of IMS Health and Quintiles are urged to read the registration statement, the joint proxy statement/prospectus and any other relevant documents, as well as any amendments or supplements to these documents, carefully and in their entirety when they become available because they will contain important information. Investors and security holders may obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by IMS Health and Quintiles through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of IMS Health or Quintiles at the following: IMS Health Quintiles ir@imshealth.comInvestorRelations@quintiles.com +1.203.448.4600+1.919.998.2590 Investor Relations4820 Emperor Boulevard 83 Wooster Heights RDPO Box 13979 Danbury, CT, 06810Durham, North Carolina 27703 Participants in the Solicitation IMS Health, Quintiles and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction and related matters. Information regarding IMS Health’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in IMS Health’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on February 22, 2016, which are filed with the SEC. Information regarding Quintiles’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in Quintiles’s Form 10-K for the year ended December 31, 2015 and its proxy statement filed on March 21, 2016, which are filed with the SEC. Additional information will be available in the registration statement on Form S-4 and the joint proxy statement/prospectus when they become available. No Offer or Solicitation This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

First Quarter 2016 Overview Agreement to merge with IMS Health in all-stock transaction to create Quintiles IMS, an industry-leading information and technology-enabled healthcare services provider 8.4% constant currency service revenue growth 23.6% diluted adjusted earnings per share growth Net new business wins of $1.03 billion resulting in a $12 billion backlog Cash flow from operations of $112.1 million and free cash flow of $85.9 million A reconciliation of diluted adjusted earnings per share to diluted GAAP net income per share is attached in the Supplemental Information section of this presentation.

Financial Highlights and Other Metrics First Quarter 2016 Highlights 8.4% constant currency service revenue growth and 7.6% at actual exchange rates 12.6% PD constant currency service revenue growth and 11.7% at actual exchange rates 200 basis points of expansion in adjusted income from operations margin 23.6% increase in diluted adjusted earnings per share Strong pipeline of sales opportunities in Product Development 1 Diluted Adjusted EPS is represented in whole dollars. Reconciliations of the non-GAAP measures adjusted income from operations, adjusted income from operations margin, adjusted EBITDA, adjusted net income attributable to Quintiles, and diluted adjusted earnings per share to the corresponding GAAP measures are attached in the Supplemental Information section of this presentation.

Segment Performance Service Revenues and Income from Operations $ Millions Product Development Integrated Healthcare Services Certain costs are not allocated to the Company’s segments and are reported as general corporate and unallocated expenses. These costs primarily consist of share-based compensation and expenses for corporate overhead functions such as finance, human resources, information technology, facilities and legal. The Company does not allocate restructuring or impairment charges to its segments. Actual Constant1 Actual Constant1 Revenue Growth11.7%12.6% Revenue Growth(3.5%) (3.1%) Operating Income Growth20.6%12.1%Operating Income Growth(1.1%) (6.5%) 1The constant currency calculation is provided in the Supplemental Information section of this presentation. Three Months Ended March 31 2016 2015 Operating Income Margin 22.6% 20.9% Operating Income Margin 6.6% 6.5% 2016 2015 Revenues Operating Income 0 150 300 650 850 0 50 200 250 300 $ Millions Three Months Ended March 31

Full Year 2016 Guidance Constant currency service revenue growth range of 7.0% to 8.5% Diluted adjusted earnings per share range of $3.70 to $3.85 – growth of 11.1% to 15.6% compared to 20151 Annual effective income tax rate of approximately 29% This financial guidance does not reflect the impact of any future equity repurchases, and assumes end of March 2016 foreign currency exchange rates stay in effect for the remainder of the year with an estimated 20 basis points of favorable foreign exchange impact to service revenue growth at actual rates. 1A reconciliation of forecasted diluted adjusted earnings per share to diluted GAAP net income per share is provided in the Supplemental Information section of this presentation.

Agreement to merge with IMS Health in all-stock transaction to create Quintiles IMS, an industry-leading information and technology-enabled healthcare services provider 8.4% constant currency revenue growth 23.6% diluted adjusted earnings per share growth $12 billion of diversified backlog Cash flow from operations of $112.1 million Strong pipeline of sales opportunities Good start for 2016 1 Summary 2 Recognitions during the quarter Named to Fortune Magazine's 2016 List of “World’s Most Admired Companies” Named as a 2016 “World’s Most Ethical Company” by the Ethisphere Institute Honored as “Best CRO in Asia” at the BioPharma Asia Industry Awards Forbes “Best Employers in America” Awarded the HR.com 2016 Leadership Excellence Award for Innovation in Deployment of Leadership Programs

Supplemental Information Constant Currency Reconciliation Contractual Revenue Currency Mix and Foreign Exchange Analysis Income Statement Non-GAAP Reconciliation Adjusted EBITDA Reconciliation Adjusted Net Income and EPS Reconciliation Non-GAAP 2016 Guidance Reconciliation

2016 Constant Currency Reconciliation
Service Revenues and Income from Operations

(millions of dollars)	Three Months Ended March 31			Year on Year Growth		
Consolidated	Actual	Exchange Impact	Constant	Actual	Exchange Impact	Constant
Service Revenues	$ 1,108.0	$ (8.1)	$ 1,116.1	7.6%	(0.8%)	8.4%
Income from Operations	$ 178.8	$ 15.0	$ 163.8	24.8%	10.5%	14.3%
Adjusted Income from Operations	$ 181.9	$ 15.0	$ 166.9	22.5%	10.1%	12.4%
Adjusted Income from Operations Margin	16.4%		15.0%			
Product Development						
Service Revenues	$ 837.5	$ (6.9)	$ 844.4	11.7%	(0.9%)	12.6%
Income from Operations	$ 189.3	$ 13.3	$ 176.0	20.6%	8.5%	12.1%
Income from Operations Margin	22.6%		20.8%			
Integrated Healthcare Services						
Service Revenues	$ 270.5	$ (1.2)	$ 271.7	(3.5%)	(0.4%)	(3.1%)
Income from Operations	$ 17.9	$ 1.0	$ 16.9	(1.1%)	5.4%	(6.5%)
Income from Operations Margin	6.6%		6.2%			

The exchange rate impacts on service revenues equals the current period service revenues at actual rates less the current period service revenues for foreign currency denominated contracts recalculated at the prior period exchange rates. The exchange rate impacts on expenses equals the current period expenses at actual rates less the current period expenses recalculated at the prior period exchange rates.

The segment detail presented above excludes general corporate and unallocated expenses, restructuring, and impairment costs.

QUINTILES®

10

1 Other includes a mix of more than 40 currencies. Contractual Revenue Currency Mix and Foreign Exchange Analysis

1 Change in estimated fair value of contingent consideration on business combinations. 2 Reflects the portion of Q2 Solutions’ after-tax non-GAAP adjustments attributable to the minority interest partner. Note: Totals may not sum due to rounding; percentages are calculated from the actual results rounded to the nearest thousand. Income Statement GAAP – Non-GAAP Reconciliation

Reconciliation of Net Income Attributable to Quintiles to Non-GAAP Adjusted EBITDA 1 Change in estimated fair value of contingent consideration on business combinations. Note: Totals may not sum due to rounding; percentages are calculated from the actual results rounded to the nearest thousand.

Reconciliation of Net Income Attributable to Quintiles to Non-GAAP Adjusted Net Income and Diluted Adjusted EPS 1 EPS is represented in whole dollars. 2 Change in estimated fair value of contingent consideration on business combinations. 3 Reflects the portion of Q2 Solutions’ after-tax non-GAAP adjustments attributable to the minority interest partner. 4 The tax effect of adjustments was based on the income tax rate of the respective transactions i) restructuring costs were tax effected at 28.3% and 33.3% during the three months ended March 31, 2016 and 2015, respectively and ii) contingent consideration was not tax effected as it represents a permanent difference between book and tax income. 5 Diluted shares are represented in thousands. Note: Totals may not sum due to rounding; percentages are calculated from the actual results rounded to the nearest thousand.

Non-GAAP Full Year 2016 Guidance Reconciliation 1 Restructuring costs are adjusted for the portion attributable to the minority interest partner in Q2 Solutions and are tax effected at approximately 30.0%. Note: Totals may not sum due to rounding.